Exhibit 99.1

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto to manage Oyu Tolgoi project under new financial agreement with Ivanhoe Mines
8 December 2010
Rio Tinto and Ivanhoe Mines have signed a new agreement under which Rio Tinto will assume direct management of the world-class Oyu Tolgoi copper-gold project in Mongolia and provide a comprehensive financial package to Ivanhoe Mines that is expected to help secure the development of the project approximately six months ahead of schedule in late 2012.
Under the agreement with Ivanhoe Mines, Rio Tinto will:
•	assume management of the Oyu Tolgoi project, with the approval of the board of Oyu Tolgoi LLC

•	provide the Oyu Tolgoi project with a comprehensive financing package, including:
o	a US$1.8 billion interim loan facility whilst Rio Tinto and Ivanhoe work together to complete project financing

o	exercising Rio Tinto’s remaining warrants for common shares in Ivanhoe

o	participating fully in Ivanhoe’s $1.2 billion rights offering
•	secure the right to increase its ownership in Ivanhoe Mines to 49 per cent through:
o	acquiring a total of 20 million shares at current market prices, evenly from Citibank and Ivanhoe Mines executive chairman and chief executive officer, Robert Friedland

o	exercising Rio Tinto’s remaining warrants for common shares in Ivanhoe

o	the purchase of Ivanhoe shares in the market

o	receiving a subscription right that allows Rio Tinto to subscribe for Ivanhoe common shares from treasury at market prices until January 2012
•	Rio Tinto has also agreed to suspend its arbitration in relation to the Shareholders Rights Plan by six months to June 2011 and to extend the standstill arrangement by three months to January 2012.
Rio Tinto Copper chief executive Andrew Harding said: “Today’s agreement reinforces our commitment to the Oyu Tolgoi project, which is a natural fit with our strategy of focusing on low-cost, long-life assets with significant growth potential. We are looking forward to bringing Rio Tinto’s world-class operating and technical capability to the development of one of the world’s greatest copper-gold mines of tomorrow. Together with Ivanhoe and the Government of Mongolia, we are determined to develop Oyu Tolgoi in a sustainable, mutually beneficial manner for the people of Mongolia.”

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Full-scale construction at the Oyu Tolgoi copper and gold mine in Mongolia (owned 66 per cent by Ivanhoe Mines and 34 per cent by the Government of Mongolia) is progressing ahead of schedule with first production now forecast to commence in late 2012.
A copper concentrator plant, related facilities and necessary infrastructure supporting an initial throughput of 100,000 tonnes of ore per day are being constructed on site to process mined ore. By 2017, an expansion of the concentrator is expected to be completed in conjunction with the ramping up of the Hugo North underground mine. This will provide capacity to process 160,000 tonnes of ore per day for the duration of the operation.
Independently verified estimates indicate that Oyu Tolgoi contains approximately 37 million tonnes of copper and 1,300 tonnes of gold in measured, indicated and inferred resources, allowing the project to operate for almost 60 years. There are currently more than 5,500 workers on site and the project is expected to result in the training and employment of thousands more Mongolian workers over the project’s expected life.
After the completion of the purchase of a total of 20 million shares from Mr. Friedland and Citibank and the subscription for 33,783,784 shares from Ivanhoe upon the exercise of US$300 million of its Series B warrants, Rio Tinto will have increased its ownership by 7.4 per cent and own 239,251,843 common shares of Ivanhoe representing 42.3 per cent of Ivanhoe’s outstanding common shares. Upon the exercise all of its remaining share purchase warrants, Rio Tinto will own 287,214,784 common shares of Ivanhoe representing 46.8 per cent of Ivanhoe’s outstanding common shares. If Rio Tinto were then fully to exercise its Subscription Right, it would own approximately 306,828,533 common shares of Ivanhoe representing 48.4 per cent of Ivanhoe’s outstanding common shares.
Pursuant to the contractual arrangements between Rio Tinto and Ivanhoe, Rio Tinto is obliged to exercise its remaining share purchase warrants to acquire common shares of Ivanhoe by January 18, 2012. Rio Tinto also has, among other things, the right to acquire common shares under its Subscription Right, the right to acquire additional securities so as to maintain its proportional equity interest in Ivanhoe, and the right to acquire additional Ivanhoe securities in certain other circumstances.
Depending upon its assessment of Ivanhoe’s business, prospects and financial condition, the market for Ivanhoe’s securities, general economic and tax conditions, and other factors, Rio Tinto will consider availing itself of its rights to acquire additional securities of Ivanhoe.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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